# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tianci International, Inc., CIK 0001557798
CUSIP: 88631G205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Unit 1109, Lippo Sun Plza, 28 Canton Rd, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0001881196
Persons authorized to receive notices and communications: Robert Brantl, Esq., 181 Dante Avenue, Tuckahoe, New York (NY), 10707, 917-513-5701

## Reporting persons
- Shufang Gao (CIK 0001881196): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF); sole voting power 50,000; shared voting power 14,100,362; sole dispositive power 50,000; shared dispositive power 14,100,362; aggregate amount beneficially owned 14,100,362 (57.68% of the class)
- RQS Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 14,100,362; sole dispositive power 0; shared dispositive power 14,100,362; aggregate amount beneficially owned 14,100,362 (57.48% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Tianci International, Inc.
Address of issuer's principal executive offices: Unit 1109, Lippo Sun Plza, 28 Canton Rd, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 999077

## Item 2. Identity and Background
Name of person filing: Shufang Gao; RQS Capital Limited
Residence or business address:
Room 12XB, Block B, Building 2, Jiazhaoye Shanhaiyuan, Mingzhu Avenue
Yanian District, Shenzhen, Guangdong 518083 P.R. China
Present principal occupation or employment:
Shufang Gao is the CEO of Tianci International Inc.
RQS Capital Limited is Shufang Gao's personal holding company.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship:
Shufang Gao is a citizen of the People's Republic of China.
RQS Capital Limited is organized in the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 27, 2023, RQS Capital acquired from the Issuer, for a cash price of $18,301, Series A Preferred Stock that it subsequently converted into 6,100,362 shares of Common Stock. On April 24, 2024, RQS Capital acquired from the Issuer, for a cash price of $80,000, Series B Preferred Stock that on November 5, 2025 it converted into 8,000,000 shares of Common Stock. Both cash payments were made from working capital of RQS Capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the transactions was investment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 14,150,363 shares of Common Stock, representing 57.48% of the outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: RQS Capital and Shufang Gao, as Director of RQS Capital, share voting and dispositional authority over the shares.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between Shufang Gao and RQS Capital Limited dated November 6, 2025

## Signatures
- Shufang Gao: /s/ Shufang Gao, Shufang Gao, Reporting Person (11/07/2025)
- RQS Capital Limited: /s/ Shufang Gao, Shufang Gao, Director (11/07/2025)